SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



                             The Z-Seven Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    988789103
                        ---------------------------------
                                 (CUSIP Number)


                   Margaret Bancroft, Dechert Price & Rhoads,
                   30 Rockefeller Plaza, New York, N.Y. 10112
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 3, 1999
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


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


                                  SCHEDULE 13D

CUSIP No.   988789103                                       Page 2 of 5 Pages
_______________________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (I)   Agape Co., S.A.
    (II)  Unity, N.V. 98-0048,287
    (III) John M. Templeton
_______________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_______________________________________________________________________________
3)  SEC USE ONLY

_______________________________________________________________________________
4)  SOURCE OF FUNDS*

      WC, PF, OO (Securities and Cash)
_______________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_______________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     (I)   Panamanian Corporation
     (II)  Netherlands Antilles Corporation
     (III) United Kingdom
_______________________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           (I) & (III) 673,210**;  (II) & (III) 0
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON
    WITH          _____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       (I) & (III) 673,210;  (II) & (III) 0
_______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (I) & (III)  673,210
     (II) & (III)        0
_______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (I) & (III)   26.5%
     (II)& (III)    0.0%
_______________________________________________________________________________
14) TYPE OF REPORTING PERSON*
     (I)  CO
     (II) CO
     (III) (IN)
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


-------------------

** On December 8, 1997, the Board of Directors declared a two for one stock split payable to shareholders of record on December 19, 1997. From December 19, 1997 to May 12, 1999 the shared voting power of (I) &
         (III) was 698,210 shares. Recent sales as reported in this Amendment No. 4 have reduced the shared voting power of (I) & (III) to 673,210 shares.

This Amendment No. 4 amends and supplements information in Item 5.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's annual report, dated March 11, 1999, states that, as of the close of business on December 31, 1998, there were 2,545,031 shares of Common Stock outstanding. The percentages set forth in this Item 5(a) were derived using such number.

         Agape Co., S. A. 673,210; 26.5%
         Unity, N.V. 0; 0.0%

         (c) During the last sixty days, the following shares of Common Stock were sold by Agape Co., S.A.

          Date           Number of Shares         Price Per Share
          ----           ----------------         ---------------

          5/12/99             1,000                    7.250
          5/17/99             1,100                    7.250
          5/28/99               200                    7.250
          6/2/99             15,300                    7.250
          6/3/99              7,400                    7.250


         In addition, Unity, N.V., sold its entire position of 40,000 shares between April 15, 1996 and June 19, 1996, as described below.

          Date           Number of Shares         Price Per Share
          ----           ----------------         ---------------

          04/15/96               500                    22.750
          04/16/96             1,000                    24.250
          04/16/96             1,000                    22.750
          04/16/96             1,500                    23.000
          04/16/96             1,000                    22.500
          04/19/96             1,000                    22.500
          04/22/96             1,000                    22.625
          04/25/96             1,000                    22.500
          04/25/96             5,700                    22.668
          04/26/96               500                    22.500
          05/02/96             1,000                    22.500
          05/06/96             1,000                    22.500
          05/09/96             1,000                    22.500
          05/17/96             1,000                    22.500
          05/28/96             6,400                    22.000
          06/03/96             2,200                    21.362
          06/04/96             2,000                    20.875
          06/06/96             1,300                    20.654
          06/07/96               800                    20.250
          06/11/96             2,300                    20.250
          06/18/96             1,500                    20.125
          06/19/96             5,300                    19.875


Signature

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 14, 1999                       Agape Co., S.A., by John M.
--------------------
                                            Templeton, President*
                                            Unity, N.V., by John M. Templeton,
                                            President*
                                            John M. Templeton, Individually
                                            As indirect beneficial owner*

                                      *BY:  /s/ Margaret Bancroft
                                            -----------------------------------
                                            Margaret Bancroft, Attorney-in-Fact



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